LLS LITTON LOAN SERVICING LP

An affiliate of C Bass.

4828 Loop Central Drive Telephone (713) 960 9676

Houston, Texas 77081 Fax (713) 960 0539

March 12, 2003

Asset Backed Securities Trust Services ABFC 2002 SB1

LaSalle Bank National Association

135 South LaSalle Street

Chicago, IL 60603

RE: ABFC Asset Backed Certificates, Series 2002 SB1

To Whom It May Concern:

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding fiscal year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for 2002.

Janice McClure

Janice McClure

Senior Vice President

355/356